UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
THE TRUST INDENTURE ACT OF 1939
Ainsworth Lumber Co. Ltd.
(Name of Applicant)
1055 Dunsmuir Street, Suite 3194
Vancouver, British Columbia
Canada V7X 1L3
(604) 661-3200
(Address and Phone Number of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

14% Senior Secured Second Lien Notes due June 24, 2014	Up to a maximum aggregate principal amount of $596,007,180
Approximate Date Of Proposed Public Offering:
As promptly as possible after the Effective Date of this Application for Qualification
Ainsworth Engineered, LLC
1209 Orange Street, Wilmington
County of New Castle, Delaware 19801
(Name and Address of Agent for Service)
With a copy to:
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
(416) 777-4700
Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

SIGNATURE
SIGNATURE
EXHIBIT INDEX
EX-T3C
EX-T3E.1
EX-T3E.2
EX-25.1

GENERAL
1.	General Information.
(a)	Form of organization: Ainsworth Lumber Co. Ltd. (the “Issuer”) is a British Columbia corporation.

(b)	State or other sovereign power under the laws of which organized: The Issuer is incorporated under the laws of British Columbia.
2.	Securities Act Exemption Applicable.
     Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum, dated February 15 2008 (the “Offering Memorandum”), and the accompanying Letter of Transmittal, dated February 15 2008, the Issuer is offering (the “Exchange Offer”) to exchange the Issuer’s 14% Senior Secured Second Lien Notes due June 24, 2014 (the “New Notes”) for the Issuer’s outstanding Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014 (collectively, the “Old Notes”). The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 and T3E.2.
     The New Notes will be issued under the indenture (the “New Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Indenture, see Item 8 of this Application.
     No tenders of Old Notes will be accepted before the effective date of this Application.
     The Exchange Offer is being made by the Issuer in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Notes nor are there any such sales planned by the Issuer or by or through an underwriter at or about the time of the Exchange Offer.
     The Issuer has retained Barclays Capital Inc. as financial advisor (the “Financial Advisor”) in connection with the Exchange Offer, and Global Bondholder Services Corporation is acting as the Issuer’s exchange agent and information agent (the “Exchange Agent and Information Agent”). The Financial Advisor and Exchange Agent and Information Agent will provide to the registered holders of the Old Notes (each a “Holder” and collectively, the “Holders”) only information otherwise contained in the Offering Memorandum and related documents and general information regarding the mechanics of the exchange process. The Exchange Agent and Information Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Notes for New Notes. Neither the Financial Advisor nor the Exchange Agent and Information Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to acceptance or rejection of the Exchange Offer. Both the Financial Advisor and Exchange Agent

and Information Agent will be paid reasonable fees directly by the Issuer for their services. Regular employees of the Issuer, who will not receive additional compensation therefor, may provide information concerning the Exchange Offer to the Holders.
     No Holder has made or will be requested to make any cash payment in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum.
     Concurrently with the Exchange Offer, the Issuer is offering US$50 million aggregate principal amount of Senior Secured First Lien Notes due 2014 (the “First Lien Notes”) to Qualified Institutional Buyers. Barclays Capital is acting as sole bookrunner for the offering of First Lien Notes and will received a customary commission in connection with sales of the First Lien Notes.
AFFILIATIONS
3. Affiliates.
     Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.
     (a) For purposes of this Application only, the officers and directors of the Issuer named in response to Item 4 hereof may be deemed affiliates of the Issuer by virtue of the positions held by such persons with the Issuer.
     (b) The following table sets forth the affiliates of the Issuer as of the date of this Application (note that the jurisdictions of incorporation or organization are set forth in parenthesis):

Other entities owned by the Issuer:

Entity	% shares owned by Issuer
Footner Forest Products Ltd. (Alberta)	50%
KBK No. 216 Ventures Ltd. (British Columbia)	100%
Prince George Hardwood Ltd. (British Columbia)	100%
T’ugus Timber Ltd. (British Columbia)	51%
Sk7ain Ventures Ltd. (British Columbia)	49.9%
Marble Canyon Forestry Ltd. (British Columbia)	49%
KKBL No. 526 Ventures Ltd. (British Columbia)	50%
KKBL No. 316 Ventures Ltd. (British Columbia)	100%
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.
          The names of the directors and executive officers of the Issuer are set forth below. The mailing address for each director and executive officer is: c/o 1055 Dunsmuir Street, Suite 3194, Vancouver, British Columbia, Canada V7X 1L3 and each person’s telephone number is (604) 661-3200.

NAME	TITLE
Brian E. Ainsworth	Chief Executive Officer and Director
D. Allen Ainsworth	President and Director
Catherine E. Ainsworth	Chief Operating Officer, Secretary and Director
Robert Allen	Chief Financial Officer
David Ainsworth	Director
Susan Ainsworth	Director
D. Michael Ainsworth	Executive Vice-President
Kevin Ainsworth	Senior Vice-President, B. C. Timberlands and Solid Wood Group
Douglas I. Ainsworth	Senior Vice-President, Marketing, Sales and Transportation
Douglas B. Buchanan	Director
Robert A. Fairweather	Director
K. Gordon Green	Director
Morley Koffman	Director
W. Gordon Lancaster	Director

5. Principal Owners of Voting Securities.
     Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.
     The Issuer furnishes the following information as to each person owning 10% or more of the voting securities of the Issuer as of February 1, 2008:

NAME AND COMPLETE			PERCENTAGE OF VOTING
MAILING ADDRESS	TITLE OF CLASS OWNED	AMOUNT OWNED(1)	SECURITIES OWNED
Brian E. Ainsworth	Common Shares	2,507,186	17.11%
D. Allen Ainsworth	Common Shares	2,757,186	18.82%
David Ainsworth	Common Shares	3,129,188	21.36%
Grant Forest Products Corp. (1)	Common Shares	5,001,160	34.14%

(1)	Based on a report dated February 1, 2008 generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).
UNDERWRITERS
6. Underwriters.
     Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.
     (a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the securities:

Underwriter’s Name and
Mailing Address	Security Underwritten
Deutsche Bank Securities Inc.	Senior Floating Rate Notes due 2013
60 Wall Street
New York, New York 10005

     (b) There are no underwriters of the securities proposed to be offered in the Exchange Offer.
CAPITAL SECURITIES
7. Capitalization.
     (a) Furnish the following information as to each authorized class of securities of the applicant.
     As of February 1, 2008, the Issuer had the following capitalization:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	100,000,000	14,649,140
Class B non-voting common shares	1,500,000	0
Non-voting preferred shares	100,000,000	0
7.25% Senior Unsecured Notes due October 1, 2012	U.S.$275,000,000	U.S.$275,000,000
6.75% Senior Unsecured Notes due March 15, 2014	U.S.$210,000,000	U.S.$210,000,000
Senior Unsecured Floating Rate Notes due October 1, 2010	U.S.$153,540,000	U.S.$153,540,000
6.75% Senior Unsecured Notes due March 15, 2014	U.S.$110,000,000	U.S.$110,000,000
Senior Unsecured Floating Rate Notes due April 1, 2013	U.S.$75,000,000	U.S.$75,000,000
     (b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.
     Holders of the Issuer’s common shares, no par value per share, are entitled to one vote for each share registered in such Holder’s name.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

New Notes
     The New Notes will be issued under the New Indenture, among the Issuer and Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered, LLC, as guarantors, and The Bank of New York , as trustee (the “Trustee”). The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the Form of Indenture relating to the New Notes filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the New Indenture.
(a)	Event of Default

Each of the following constitutes an event of default under the New Indenture:

(1)	default in payment, when due, of the principal of, or premium, if any, on the New Notes;

(2)	default for 30 days in the payment, when due, of interest on the New Notes;

(3)	failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described under the captions “Change of Control”, “Asset Sales”, “Merger, Amalgamation, Consolidation or Sale of Assets” or “Post Closing Required Mortgages”;

(4)	failure by the Issuer or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the New Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:
(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default; or

(b)	results in the acceleration of such Indebtedness prior to its expressed maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a default as set forth in 5(a) above or the maturity of which has been so accelerated, aggregates US$10.0 million or more;
(6)	failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that the Issuer or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;
(7)	except as permitted by the New Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

(8)	default by the Issuer or any Guarantor in the performance of the Security Documents which adversely affects the enforceability, validity, perfection or priority of the Lien securing the New Notes or any Security Document for any reason shall cease to be in full force and effect, or cease to give the Collateral Trustee the Liens, rights, powers and privileges purported to be created thereby, or any Collateral Trustee’s Lien purported to be granted thereby on any one or more items of Collateral ceases to be enforceable or valid, in whole or in part, or ceases for any reason (other than pursuant to a release that is delivered or becomes effective as set forth in the New Indenture) to be fully enforceable and perfected with the priority set forth in the applicable Security Document and, in each case, the Collateral affected has an aggregate fair market value in excess of $10.0 million and such default continues for 10 days after the Issuer has received written notice thereof;

(9)	the Issuer or any Guarantor, or any person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Issuer or any Guarantor set forth in or arising under any Security Documents; and

(10)	certain events of bankruptcy or insolvency described in the New Indenture with respect to the Issuer or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.
     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately.
     Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.
     The Holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of interest or the principal of, the New Notes.
     In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Issuer with the intention of avoiding payment of the premium that the Issuer would have had to pay if the Issuer then had elected to redeem the New Notes pursuant to the optional redemption provisions of the New Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.
     The Issuer is required to deliver to the trustee annually a statement regarding compliance with the New Indenture. Upon becoming aware of any Default or Event of Default, the Issuer is required to deliver to the trustee a statement specifying such Default or Event of Default.
     (b) Authentication and Delivery of the New Notes and Application of Proceeds.
     Two Officers shall execute the New Notes on behalf of the Issuer by manual or facsimile signature.
     If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid.
     A New Note shall not be entitled to any benefit under the New Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided in the New Indenture by the manual or facsimile signature of the Trustee. The signature shall be conclusive evidence that the New Note has been duly authenticated and delivered under the New Indenture.
     The Trustee shall, upon the Issuer’s Order, authenticate and deliver the New Notes in an aggregate Principal Amount up to$596,007,180. The aggregate principal amount of New Notes outstanding at any time may not exceed the amount set forth in the foregoing sentence unless the Issuer exercises its right to pay interest on the New Notes by increasing the principal amount of outstanding New Notes or by issuing additional New Notes in an aggregate principal amount equal to the amount of interest then due and payable.
     There will be no proceeds resulting from the issuance of the New Notes.
     (c) Release of Property Subject to Lien
          The New Indenture, the Collateral Trust Agreement and the IR Collateral Intercreditor Agreement will provide that the Collateral Trustee’s Liens upon all Collateral will no longer secure the New Notes outstanding under the New Indenture or any other Obligations with respect to the New Notes under the New Indenture, and the rights of the holders of the New Notes and such Obligations to the benefits and proceeds of the Collateral Trustee’s Liens on all Collateral will terminate and be discharged:

(1) upon satisfaction and discharge of the New Indenture as set forth under the caption “Satisfaction and Discharge” (Section 12.01 of the New Indenture);
(2) upon a defeasance of the New Notes as set forth under the caption “ Legal Defeasance and Covenant Defeasance” (Article 8 of the New Indenture);
(3) upon payment in full and discharge of all New Notes outstanding under the New Indenture and all obligations that are outstanding, due and payable under the New Indenture at the time the New Notes are paid in full and discharged; or
(4) in whole or in part, with the consent of the holders of the requisite percentage of New Notes in accordance with the provisions described under the caption “Amendment, Supplement and Waiver” (Article 9 of the New Indenture).
     (d) Satisfaction and Discharge
     The New Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder, when:
     (1) either:
     (a) all New Notes, subject to certain exceptions, have been delivered to the Trustee for cancellation; or
     (b) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;
     (3) the Issuer or any Guarantor has paid all sums payable by it under the indenture; and
     (4) the Issuer has instructed the Trustee to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.
     In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
     (e) Evidence of Compliance with Conditions and Covenants

     The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Issuer, a certificate from the principal executive officer, principal financial officer or principal accounting officer of the Issuer stating whether or not to his or her knowledge the Issuer has fulfilled its obligations under the New Indenture and is not in default in the performance and observance of any of the terms, provisions and conditions of the New Indenture and, if the Issuer, as applicable, shall be in default, specifying all such defaults and the nature and status thereof of which he or she may have knowledge.
     The Issuer will deliver to the Trustee, as soon as practicable and in any event within ten days, upon becoming aware of any Default or any Event of Default, an Officers’ Certificate specifying such Default or Event of Default and further stating what action the Issuer proposes to take with respect thereto.
9. Other Obligors.
     Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.
     The New Notes are issued by the Issuer and guaranteed by certain of its subsidiaries as set forth below.
     Subsidiary Guarantors:
1.	Ainsworth Engineered Corp.;

2.	Ainsworth Engineered Canada Limited Partnership;

3.	Ainsworth Engineered, LLC; and

4.	Ainsworth Corp.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This Application comprises:
     (a) Pages numbered 1 to 12, consecutively;
     (b) The statement of eligibility and qualification of the Trustee under the New Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and
     (c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:
(i)	Exhibit T3A — Notice of Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2006)

(ii)	Exhibit T3B — Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006)

(v)	Exhibit T3C — Form of Indenture Relating to the New Notes between the Issuer and the Trustee.

(vii)	Exhibit T3D — Not applicable.

(viii)	Exhibit T3E.1 — Confidential Offering Memorandum and Consent Solicitation Statement, dated as of February 15, 2008.

(ix)	Exhibit T3E.2 — Letter of Transmittal, dated as of February 15, 2008.

(x)	Exhibit T3F — The cross reference sheet required by Exhibit T3F is contained in the form of Indenture exhibited hereto as Exhibit T3C.

(xi)	Exhibit 25.1 — Form T-1 Qualifying The Bank of New York as Trustee under the Indenture to be qualified.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ainsworth Lumber Co. Ltd., a corporation organized and existing under the laws of British Columbia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Vancouver, and province of British Columbia, on February 15, 2008.
(SEAL)

AINSWORTH LUMBER CO. LTD.
By:	/s/ D. Michael Ainsworth
	Name:	D. Michael Ainsworth
	Title:	Executive Vice-President

Attested By:	/s/ Bruce Rose

	Name: Title:	Bruce Rose General Manager, Corporate Development

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Notice of Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006)

Exhibit T3B	Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006)

Exhibit T3C	Form of Indenture Relating to the New Notes between the Issuer and the Trustee.

Exhibit T3E.1	Confidential Offering Memorandum and Consent Solicitation Statement, dated as of February 15, 2008.

Exhibit T3E.2	Letter of Transmittal, dated as of February 15, 2008.

Exhibit T3F	The cross reference sheet required by Exhibit T3F is contained in the form of Indenture exhibited hereto as Exhibit T3C.

Exhibit 25.1	Form T-1 Qualifying The Bank of New York as Trustee under the Indenture to be Qualified.